Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Singapore, May 24, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or the “Company” or the “Group” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its unaudited earnings results for the three months ended March 31, 2022.

Financial Highlights for the Three Months Ended March 31, 2022

Continuing Operations:

▪	Revenues of $110.3 million

▪	Gross profit of $40.7 million

▪	Profit for the period and attributable to owners of the Company of $29.0 million or $1.55 per ordinary share

▪	Adjusted net income of $29.8 million, or $1.60 per ordinary share(1)

▪	Adjusted EBITDA for the period of $50.2 million(1)

▪	Handysize and supramax/ultramax TCE per day of $22,201 and $24,385, respectively(1)

▪	Period end cash and bank balances of $106.5 million and restricted cash of $6.6 million

  (1) Adjusted EBITDA, Adjusted net income and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

Recent Developments

▪	On April 14, 2022 entered into a contract to sell the 2016-built medium range product tanker, Matuku for $30.0 million (before costs). In anticipation of the sale, we have exercised the purchase option for Matuku under her existing finance arrangement at a cost of $25.4 million following the expiration of the current bareboat charter under which the vessel operated. Delivery of the vessel to us is expected on or about May 30, 2022 before onward delivery to her new owners planned on or about June 1, 2022.

▪	On May 10, 2022, we exercised the purchase option on the chartered-in 2015-built supramax bulk carrier, IVS Pinehurst, for an amount of $18.0 million with delivery planned on or about June 18, 2022. The vessel will remain chartered-in at her original contract rate until delivery to us.

▪	On May 10, 2022, we agreed to extend the long-term charter on the 2014-built supramax bulk carrier, IVS Crimson Creek, for a period of 11 to 13 months at a charter-in rate of $26,276 per day commencing May 1, 2022.

▪

On May 24, 2022, the Company’s Board of Directors declared an interim quarterly cash dividend of $0.47 per ordinary share, payable on or about June 20, 2022, to all shareholders of record as of June 10, 2022 (the “Record Date”). As of May 24, 2022, there were 18,958,025 common shares of the Company outstanding (excluding treasury shares).

In view of the Record Date of June 10, 2022, shareholders may not reposition shares between the JSE and the U.S. Register during the period from June 8, 2022, at 9.00 a.m. (South African time) until June 10, 2022 at 9.00 a.m. (South African time).

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▪	As of May 19, 2022, we have contracted the following TCE per day for the second quarter of 2022 (1):

-	Handysize: approximately 1,310 operating days(2) at an average TCE per day of approximately $26,875

-	Supramax/ultramax: approximately 1,568 operating days(2) at an average TCE per day of approximately $29,498

(1)	TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

CEO Commentary

Stephen Griffiths, the Interim Chief Executive Officer and Chief Financial Officer of Grindrod Shipping, commented:

“After a transformational year in 2021 for Grindrod Shipping in which we enjoyed record financial results for the full year overall, the Company has enjoyed a historically strong start to 2022. For the first quarter of 2022, we achieved $50.2 million of Adjusted EBITDA and $29.8 million of Adjusted net income, or $1.60 per ordinary share from continuing operations. The quarter was the strongest first quarter for charter rates for our ship types in over a decade and lays a solid foundation for the rest of the year. Continuing with our flexible capital return policy rewarding our shareholders, we have declared a cash dividend of $0.47 per ordinary share with respect to the first quarter.

Despite the uncertainty in the global economy created by the Russian/Ukraine conflict, COVID lockdowns in China and the disruptions to traditional trade routes, the outlook for the dry bulk sector appears to remain positive. Healthy demand for minor bulk commodities and continued cargo spillover from tight container shipping markets, coupled with the smallest newbuilding orderbook in decades and congestion continue to lead to a tight supply/demand balance and strong freight rates. Against this backdrop, we were pleased to once again demonstrate the benefits of the Grindrod Shipping business model through the acquisition of the chartered-in IVS Pinehurst through exercising a highly advantageous purchase option on the vessel.

Finally, I would like to thank our recently retired Chief Executive Officer, Martyn Wade, for his 14 years of service to the Company and 12 years of working together. Martyn left Grindrod Shipping in a strong financial position and well placed to benefit from the current dry cargo market. We wish him all the best and appreciate his contribution to our current success.”

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Unaudited Results for the Three Months Ended March 31, 2022 and 2021

Continuing Operations

Revenue was $110.3 million for the three months ended March 31, 2022 and $68.4 million for the three months ended March 31, 2021. Vessel revenue was $110.2 million for the three months ended March 31, 2022 and $68.2 million for the three months ended March 31, 2021. Revenue increased due to improved market conditions in the drybulk business.

Our handysize total revenue and supramax/ultramax total revenue was $36.2 million and $72.7 million, respectively, for the three months ended March 31, 2022, and $23.7 million and $43.4 million, respectively, for the three months ended March 31, 2021. Handysize vessel revenue and supramax/ultramax vessel revenue was $36.2 million and $72.7 million, respectively, for the three months ended March 31, 2022, and $23.5 million and $43.4 million, respectively, for the three months ended March 31, 2021. The results for the first quarter of 2022 were positively impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the stronger spot markets in these segments.

Handysize TCE per day was $22,201 per day for the three months ended March 31, 2022 and $12,053 per day for the three months ended March 31, 2021. Supramax/ultramax TCE per day was to $24,385 per day for the three months ended March 31, 2022 and $13,259 per day for the three months ended March 31, 2021.

Cost of sales was $69.6 million for the three months ended March 31, 2022 and $55.8 million for the three months ended March 31, 2021. Cost of sales increased due to higher charter hire costs incurred for our short-term chartered-in vessels as drybulk spot charter rates increased significantly during 2022 and fuel costs increased significantly in the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

Our handysize segment and supramax/ultramax segment cost of sales was $20.4 million and $49.5 million, respectively, for the three months ended March 31, 2022 and $18.5 million and $37.7 million, respectively, for the three months ended March 31, 2021.

Handysize voyage expenses and supramax/ultramax voyage expenses were $5.3 million and $18.4 million, respectively, for the three months ended March 31, 2022 and $6.4 million and $11.3 million, respectively, for the three months ended March 31, 2021. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $7.7 million and $4.5 million, respectively, for the three months ended March 31, 2022, and $6.8 million and $3.8 million, respectively, for the three months ended March 31, 2021. Handysize vessel operating costs per day were $5,677 per day for the three months ended March 31, 2022 and $5,069 per day for the three months ended March 31, 2021. Vessel operating costs per day were higher in the handysize drybulk carrier segment for the first quarter of 2022 in comparison to the first quarter of 2021 due to increased crew repatriation costs, increased repair costs on certain of our older vessels and inflationary increases. Supramax/ultramax vessel operating costs per day were $5,540 per day for the three months ended March 31, 2022 and $5,309 per day for the three months ended March 31, 2021.  Vessel operating costs per day were higher in the supramax/ultramax carrier segment for the first quarter of 2022 in comparison to the first quarter of 2021 due to increased crew repatriation costs and inflationary increases.

The long-term charter-in costs per day for our supramax/ultramax fleet was $13,158 per day during the three months ended March 31, 2022 and $12,370 per day for the three months ended March 31, 2021. The increase is due to the index linked rate on one charter in agreement being higher due to the increased drybulk spot market in the three months ended March 31, 2022 and the exercising of a charter extension option on another agreement at a higher rate. During the three months ended March 31, 2022, out of 2,229 operating days in the supramax/ultramax segment, 64.0% were fulfilled with owned/long-term chartered-in vessels and the remaining 36.0% with short-term chartered-in vessels compared to 2,422 operating days in the supramax/ultramax segment, 57.5% were fulfilled with owned/long-term chartered-in vessels and the remaining 42.5% with short-term chartered-in vessels the three months ended March 31, 2021.

Gross profit was $40.7 million for the three months ended March 31, 2022 and $12.6 million for the three months ended March 31, 2021.

Other operating (expense) income was operating expense of $0.3 million for the three months ended March 31, 2022 and operating income of $0.1 million for the three months ended March 31, 2021.

Administrative expense was $8.3 million for the three months ended March 31, 2022 and $6.3 million for the three months ended March 31, 2021. Administrative expense increased in the first quarter of 2022 as compared to the first quarter of 2021 due to higher staff incentive costs relating to our increase in profit.

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Interest income was $0.1 million for the three months ended March 31, 2022 and $0.0 million for the three months ended March 31, 2021.

Interest expense was $3.1 million for the three months ended March 31, 2022 and $3.2 million for the three months ended March 31, 2021.

Income tax expense (benefit) was an expense of $0.1 million for the three months ended March 31, 2022 and was $0.0 million for the three months ended March 31, 2021.

Profit for the three months ended March 31, 2022 was $29.0 million compared to $3.2 million for the three months ended March 31, 2021.

Profit attributable to owners of the Company for the three months ended March 31, 2022 was $29.0 million compared to $2.2 million for the three months ended March 31, 2021.

Continuing and Discontinued Operations

Profit for the three months ended March 31, 2022 was $29.0 million compared to a profit of $3.3 million for the three months ended March 31, 2021.

Profit attributable to owners of the Company for the three months ended March 31, 2022 was $29.0 million compared to a profit of $2.4 million for the three months ended March 31, 2021.

Net cash flows generated from operating activities was $28.5 million for the three months ended March 31, 2022 and $15.0 million for the three months ended March 31, 2021. Net cash generated from investing activities was $0.0 million for the three months ended March 31, 2022 and $0.1 million for the three months ended March 31, 2021. Net cash flows used in financing activities was $29.7 million for the three months ended March 31, 2022 and $15.6 million for the 12 months ended March 31, 2021.

As of March 31, 2022, we had cash and cash equivalents of $103.6 million and restricted cash of $9.5 million.

Conference Call Details

Tomorrow, Wednesday, May 25, 2022, at 8:00 a.m. Eastern Time/ 2:00 p.m. South African Time/ 8:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 553 9962 (US Toll Free Dial In), +0808 238 0669 (UK Toll Free Dial In), +65 3158 5482 (Singapore Dial In), or +27 10 5003039 (South Africa Dial In), +44 (0) 2071 928592 (International Standard Dial In). Please quote “Grindrod” to the operator.

Slides and Audio Webcast / Slides Presentation Details

There will be a live, and then archived webcast of the conference call and accompanying slides, accessible through the Grindrod Shipping website www.grinshipping.com (click on Notices & Events). The slide presentation of the first quarter 2022 financial results will be accessible in PDF format 10 minutes prior to the conference call and webcast. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a Fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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 Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (24 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial(1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial(1)
IVS Kestrel	2014	Japan	32,770	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	IVS Commercial(1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	IVS Handysize Pool
IVS Raffles	2013	China	32,050	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	IVS Handysize Pool
IVS Kinglet(2)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie(2)	2011	Japan	28,240	IVS Handysize Pool
IVS Orchard	2011	China	32,530	IVS Handysize Pool
IVS Knot(2)	2010	Japan	33,140	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix(2)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	IVS Supramax Pool
IVS Hirono	2015	Japan	60,280	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool

Drybulk Carriers — Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Daily Charter-in Rate(3) on March 31, 2022	Charter-in Period(4)	Purchase Option Price (Millions)		Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi(5)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(6)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Hayakita(7)	2016	Japan	60,400	$13,500	2023-26	$	~23.4	IVS Supramax Pool
IVS Windsor(8)	2016	Japan	60,280	$13,385	2023-26		-	IVS Supramax Pool
IVS Pinehurst(9)	2015	Philippines(10)	57,810	$10,000	2022		$18.0	IVS Supramax Pool
IVS Crimson Creek(11)	2014	Japan	57,950	$16,844	2022-23		-	IVS Supramax Pool
IVS Naruo(12)	2014	Japan	60,030	$12,750	2023-24	$	~14.7	IVS Supramax Pool

Tankers – Owned Fleet (1 Vessel)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku(2)(13)	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires Q2 2022)

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(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(2)	IVS Knot, IVS Kinglet, IVS Magpie, Matuku and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031, 2035 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021, the Matuku in 2022 and the IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels. We have exercised the purchase option on the Matuku for an amount of $25.4 million with delivery planned on or about May 30, 2022.

(3)	Charter-in rate: The basic payment to the charterer for the use of the vessel under time charter. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current shipping market rates. The rate does not include any additional costs that are specified in the contract such as brokerage costs and victualing costs.

(4)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.

(5)	Chartered-in until Q4 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q4 2022 subject to contract terms and conditions.

(6)	Chartered-in until Q3 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q3 2022 subject to contract terms and conditions.

(7)	Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend, at charter-in rates of $14,000 per day for the first extension year, $14,500 per day for the second extension year, and $14,800 per day for the following nine-month extension period. The purchase option is exercisable next in Q3 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component but excludes estimated 50/50 profit sharing with vessel owner. The Japanese Yen component has been converted at a rate of 122 Yen to $1.

(8)	Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend, at charter-in rates of $13,885 per day for the first extension year, $14,385 per day for the second extension year, and $14,885 per day for the following nine-month extension period.

(9)	Chartered-in at $10,000 per day until Q2 2022. We have exercised the purchase option for an amount of $18.0 million with delivery planned on or about June 18, 2022.

(10)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(11)	Chartered-in at 101% of the BSI-58 index with a floor of $8,181 per day and ceiling of $16,844 per day until April 30, 2022. The ceiling rate of $16,844 was applicable to April 30, 2022. The charter was extended on May 1, 2022 for a period of 11 to 13 months at a charter-in rate of $26,276 per day commencing May 1, 2022.

(12)	Chartered-in until January 2023 at $13,000 with two additional one-year options to extend at $13,000 per day for each extension year. The first extension year was exercised and the second extension period will be exercisable beginning Q4 2022. The purchase option is exercisable next in Q4 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component which has been converted at a rate of 122 Yen to $1.

(13)	Following the exercise of the purchase option under the existing finance agreement, Matuku has been contracted for sale and is planned to deliver to the new owners on or about June 1, 2022.

Unaudited and Selected Segment Information

	Three months ended March 31,
(In thousands of U.S. dollars)	2022	2021

Drybulk Carriers Business
Handysize Segment
Revenue	$36,245	$23,702
Cost of sales	(20,374)	(18,461)
Gross profit	15,871	5,241
Supramax/Ultramax Segment
Revenue	$72,744	$43,427
Cost of sales	(49,496)	(37,713)
Gross profit	23,248	5,714

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Selected Historical and Statistical Data of Our Operating Fleet

Set forth below are selected historical and statistical data of our operating fleet for the three months ended March 31, 2022 and March 31, 2021 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1). This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Three months ended March 31,
(In thousands of U.S. dollars)	2022	2021

Drybulk Carriers Business
Handysize Segment
Calendar days(1)	1,443	1,496
Available days(2)	1,439	1,440
Operating days(3)	1,392	1,422
Owned fleet operating days(4)	1,299	1,276
Long-term charter-in days(5)	-	-
Short-term charter-in days(6)	93	146
Fleet utilization(7)	96.7%	98.8%
TCE per day(8)	$22,201	$12,053
Vessel operating costs per day(9)	$5,677	$5,069
Long-term charter-in costs per day(10)	$-	$-
Supramax/Ultramax Segment
Calendar days(1)	2,243	2,469
Available days(2)	2,243	2,432
Operating days(3)	2,229	2,422
Owned fleet operating days(4)	807	676
Long-term charter-in days(5)	619	717
Short-term charter-in days(6)	803	1,029
Fleet utilization(7)	99.4%	99.6%
TCE per day(8)	$24,385	$13,259
Vessel operating costs per day(9)	$5,540	$5,309
Long-term charter-in costs per day(10)	$13,158	$12,370

(1)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(2)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(3)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(4)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(5)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

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(6)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(7)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(8)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of TCE revenue and a reconciliation of revenue to TCE revenue.

(9)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of vessel operating costs per day.

(10)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the second quarter of 2022 is expected to be approximately $13,997/day.

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 Unaudited Condensed Consolidated Statement of Financial Position

	31 March 2022	31 December 2021
	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	106,506	107,118
Trade receivables	10,436	8,973
Contract assets	1,941	3,686
Other receivables and prepayments	25,838	22,424
Loans to joint ventures	10	10
Derivative financial instruments	10,636	5,370
Income tax receivable	385	-
Inventories	16,794	13,909
Total current assets	172,546	161,490

Non-current assets
Restricted cash	6,649	6,649
Ships, property, plant and equipment	429,309	437,479
Right-of-use assets	40,820	32,467
Interest in joint ventures	15	13
Derivative financial instruments	413	611
Intangible assets	218	227
Other receivables and prepayments	1,357	380
Other investments	4,084	3,730
Deferred tax assets	1,263	2,123
Total non-current assets	484,128	483,679

Total assets	656,674	645,169

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	24,440	33,874
Contract liabilities	4,480	8,441
Lease liabilities	37,960	27,375
Bank loans and other borrowings	27,894	28,020
Retirement benefit obligation	136	124
Derivative financial instruments	117	704
Provisions	2,474	1,019
Income tax payable	171	786
Total current liabilities	97,672	100,343

Non-current liabilities
Trade and other payables	171	160
Lease liabilities	3,449	5,896
Bank loans and other borrowings	211,315	217,646
Derivative financial instruments	335	-
Retirement benefit obligation	1,593	1,489
Total non-current liabilities	216,863	225,191

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(14,763)	(24,068)
Accumulated profit	36,219	23,020
Total equity	342,139	319,635

Total equity and liabilities	656,674	645,169

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Unaudited Condensed Consolidated Statement of Profit or Loss

	Three months ended March 31,
(In thousands of U.S. dollars, other than per share data)	2022	2021
Continuing operations
Revenue	$110,286	68,425
Cost of sales
Voyage expenses	(23,677)	(17,633)
Vessel operating costs	(11,403)	(9,949)
Charter hire costs	(15,954)	(12,729)
Depreciation of ships, drydocking and plant and equipment– owned assets	(8,212)	(5,931)
Depreciation of ships and ship equipment – right-of-use assets	(8,748)	(8,294)
Other expense	(1,592)	(1,293)
Gross profit	40,700	12,596
Other operating (expense) income	(313)	65
Administrative expense	(8,261)	(6,280)
Share of profits (losses) of joint ventures	2	(23)
Interest income	103	37
Interest expense	(3,069)	(3,244)
Profit before taxation	29,162	3,151
Income tax (expense) benefit	(131)	25
Profit for the period from continuing operations	29,031	3,176

Discontinued operation
Profit for the period from discontinued operation	-	168

Profit for the period	29,031	3,344

Profit for the period attributable to:
Owners of the Company	29,031	2,358
Continuing operations	29,031	2,190
Discontinued operation	-	168
Non-controlling interests	-	986
	29,031	3,344

Weighted average number of shares on which profit per share has been calculated	18,679,384	19,107,913
Effect of dilutive potential ordinary shares	388,004	347,168
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share	19,067,388	19,455,081

	US$	US$
Profit per share attributable to owners of the Company:
From continuing and discontinued operations
Basic	1.55	0.12
Diluted	1.52	0.12

From continuing operations
Basic	1.55	0.11
Diluted	1.52	0.11

10

Unaudited Condensed Consolidated Statement of Cash Flows

The following table presents cash flow information for each of the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
(In thousands of U.S. dollars)	2022		2021
Operating activities	$		$
Profit for the period		29,031		3,344
Adjustments for:
Share of (profit) losses of joint ventures		(2)		23
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles		(31)		-
Depreciation and amortisation		17,235		14,518
Impairment loss recognized on net disposal group		-		(38)
Provision for onerous contracts		1,455		1,278
Recognition of share-based payments expense		794		256
Net foreign exchange loss (gain)		509		(82)
Interest expense		3,069		3,580
Interest income		(103)		(50)
Income tax expense		131		128
Operating cash flows before movements in working capital and ships		52,088		22,957
Inventories		(2,881)		(768)
Trade receivables, other receivables and prepayments		(5,657)		(2,514)
Contract assets		1,745		581
Trade and other payables		(9,894)		(1,113)
Contract liabilities		(3,961)		1,524
Due from related parties		(269)		(41)
Operating cash flows before movement in ships		(31,171)		20,626
Capital expenditure on ships		(2)		(2,794)
Net cash generated from operations		31,169		17,832
Interest paid		(2,645)		(2,813)
Interest received		103		50
Income tax paid		(127)		(23)
Net cash flows generated from operating activities		28,500		15,046

Investing activities
Repayment of loans and amount due from joint ventures		-		26
Purchase of plant and equipment, furniture and fittings and motor vehicles		(54)		(8)
Purchase of intangible assets		(11)		-
Proceeds from disposal of plant and equipment, furniture and fittings and motor vehicles		63		-
Dividends and distributions received from joint venture		-		123
Net cash (used in) generated from investing activities		(2)		141

Financing activities
Payment of principal portion of long-term interest-bearing debt		(6,883)		(6,964)
Principal repayments on lease liabilities		(9,188)		(8,653)
Dividends paid		(13,650)		-
Restricted cash		(3)		43
Net cash flows used in financing activities		(29,724)		(15,574)

Net decrease in cash and cash equivalents		(1,226)		(387)
Cash and cash equivalents at the beginning of the period		104,243		37,942
Effect of exchange rate changes on the balance of cash held in foreign currencies		611		(111)
Cash and cash equivalents at the end of the period		103,628		37,444

During the three months ended March 31,2022 and 2021, cash flows relating to the discontinued operation of the tanker business were cash used in operating activities of $Nil (2021:$254,000), cash used in investing activities of $Nil (2021:$2,000) and cash used in financing activities of $Nil (2021:$855,000).

11

Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue for the three month periods ended March 31, 2022 and 2021.

	Three months ended March 31,
	2022			2021
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	36,191	(5,287)	30,904	23,511	(6,371)	17,140
Supramax/ultramax	72,744	(18,389)	54,355	43,374	(11,260)	32,114
Other	1,296			1,296
Ship sale revenue	-			-
Other revenue	55			244
Revenue	110,286			68,425

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Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day

Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the Company’s long-term chartered-in vessels.

Below is a reconciliation from long-term charter-in costs to adjusted charter hire costs for the three month periods ended March 31, 2022 and 2021.

	Three months ended March 31,
	2022
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	1,258	-	1,258	-	1,258	1,258
Supramax/ultramax	14,696	9,223	23,919	8,145	15,774	23,919
	15,954	9,223	25,177			25,177

	Three months ended March 31,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	1,105	-	1,105	-	1,105	1,105
Supramax/ultramax	11,624	8,918	20,542	8,869	11,673	20,542
	12,729	8,918	21,647			21,647

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EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax (expense) benefit, interest income, interest expense, share of (profits) losses of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit (loss) for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between EBITDA and Adjusted EBITDA to profit (loss) for the period for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
(In thousands of U.S. dollars)	2022	2021

Profit for the period from continuing operations	$29,031	$3,176
Adjusted for:
Income tax expense (benefit)	131	(25)
Interest income	(103)	(37)
Interest expense	3,069	3,244
Share of (profits) losses of joint ventures	(2)	23
Depreciation and amortization	17,235	14,519

EBITDA from continuing operations	49,361	20,900

Adjusted for
Share based compensation	794	256

Adjusted EBITDA from continuing operations	50,155	21,156

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Adjusted net income and Adjusted Earnings per share

Adjusted net income is defined as Profit for the period attributable to the owners of the Company adjusted for (reversal of) impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and non-recurring expenditure. Adjusted Earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between Adjusted net income to Profit for the period attributable to the owners of the Company for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
(In thousands of U.S. dollars, other than per share data)	2022	2021

Profit for the period attributable to owners of the Company for continuing operations	$29,031	$2,190
Adjusted for:
- Share based compensation	794	256

Adjusted net income for continuing operations	29,825	2,446

Weighted average number of shares on which profit per share and adjusted earnings per share has been calculated	18,679,384	19,107,913
Effect of dilutive potential ordinary shares	388,004	347,168
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted adjusted earnings per share	19,067,388	19,455,081

Basic profit per share for continuing operations	$1.55	$0.11
Diluted profit per share for continuing operations	$1.52	$0.11

Basic Adjusted earnings per share for continuing operations	$1.60	$0.13
Diluted Adjusted earnings per share for continuing operations	$1.56	$0.13

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 Headline earnings and Headline earnings per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings per share and diluted Headline earnings per share. Headline earnings per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings for the period represents profit for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Headline earnings to Profit for the period attributable to owners of the Company for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
(In thousands of U.S. dollars, other than per share data)	2022	2021

Profit for the period attributable to owners of the Company	$29,031	$2,358
Adjusted for:
- Impairment loss recognized on net disposal group	-	(38)

Headline earnings	29,031	2,320

Weighted average number of shares on which profit per share and headline earnings per share has been calculated	18,679,384	19,107,913
Effect of dilutive potential ordinary shares	388,004	347,168
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted headline earnings per share	19,067,388	19,455,081

Basic profit per share	$1.55	$0.12
Diluted profit per share	$1.52	$0.12

Basic headline earnings per share	$1.55	$0.12
Diluted headline earnings per share	$1.52	$0.12

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine; fluctuations in interest rates and foreign exchange rates and the changes in the method pursuant to which the London Interbank Offered Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 25, 2022. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:

Stephen Griffiths

Interim CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Paul Lampoutis

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

17